Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statements on Form S-8 of our report dated May 15, 2025, relating to the consolidated financial statements of Borqs Technologies Inc., its subsidiaries and its consolidated variable interest entities (the “Group”) as of December 31, 2024 and 2023, and for each of the three years for the period ended December 31, 2024, in which our report expresses an unqualified opinion and includes explanatory paragraphs relating to substantial doubt on the Group’s ability to continue as a going concern, and emphasis of matter concerning the Group’s disposal of certain business units, appearing in this Annual Report on Form 20-F of the Group for the year ended December 31, 2024.

/s/ Yu Certified Public Accountant P.C.

New York, New York

May 15, 2025